HOMESTOLIFE LTD

VIA EDGAR

September 26, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attn:	Jenna Hough
Lilyanna Peyser
Valeria Franks
Rufus Decker

Re:	HOMESTOLIFE LTD Registration Statement on Form F-1, as amended Initially Filed on August 22, 2024 File No. 333-281693

Pursuant to Rule 461 under the Securities Act of 1933, as amended, HOMESTOLIFE LTD hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on September 30, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Phua Mei Ming
Phua Mei Ming
Chief Executive Officer

cc:	Loeb & Loeb LLP